                                                                     EXHIBIT (g)
                                 [BIOVAIL LOGO]


                                     CONTACT: Eugene Melnyk
                                              Chairman of the Board
                                              Robert Podruzny
                                              President, Chief Operating Officer
                                              (416) 285-6000



                       SALE OF FUISZ EUROPEAN SUBSIDIARIES
                 GERMAN, FRENCH AND ITALIAN UNITS SOLD TO SHIRE


TORONTO, Canada and CHANTILLY, Virginia, October 25, 1999 - Biovail Corporation International (NYSE, TSE: BVF) and Fuisz Technologies Ltd. (NASDAQ: FUSE) announced today the sale of the German, French and Italian subsidiaries of Fuisz to Shire Pharmaceuticals Group plc (NASDAQ: SHPGY; London: SHP.L) for a gross consideration of U.S. $39.5 million in cash.

Eugene Melnyk, Chairman of the Board of Biovail commented, "We are very pleased that these operations provide a good fit for Shire. The sale of these operations for $39.5 million exceeds the original price paid and provides Biovail/Fuisz with additional cash resources to take advantage of the many available opportunities in furthering our product development and business strategies."

Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPP approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.


                                 [Recycle logo]
                       BIOVAIL CORPORATION INTERNATIONAL

            2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
                        Tel (416)285-6000 Fax (416)285-6499